Bruce Markets LLC

Exhibit 3

Form ATS-N Updating Amendment (December 4, 2025)

ATS-N/MA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	(•) Yes ( ) No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	

The BDO provides ~~all~~ Bruce ATS market data ~~solely~~ to Bruce Markets Holdings LLC ("Bruce Holdings"), the parent company of the BDO. The BDO is solely responsible for the creation and organization of market data and provides that data to Bruce Holdings for real-time distribution.

Additionally, the BDO provides non-real-time market data via SFTP files for both Subscribers and non-subscribers. For example, Subscribers may receive information such as billing information, daily trade files, stock locate file, etc. In addition, non-Subscribers may receive non-real-time reference-price band files, and/or stock locate files via SFTP distribution.

Bruce Holdings has engaged Nasdaq Data Business Inc. as a service provider to facilitate the distribution of Bruce ATS market data.

Bruce ATS Market Data Subscribers can include Bruce ATS Subscribers, non-Bruce ATS Subscriber participants, market data vendors and information portals (e.g., media companies).

Bruce Holdings distributes two types of Bruce ATS market data feeds: i) top-of-book (i.e., "Level 1") and ii) depth-of-book (i.e., "Level 2") (collectively "Bruce ATS Market Data Feeds"). Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes information (described below) about when an order is added, replaced, canceled, and/or executed. This market data is not attributed to any Subscriber.

Information on orders displayed includes: 1) Time, 2) Order ID, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price. See Part III, Item 11(a) and Part II, Item 7 above for more information.

Recipients of the Bruce ATS Market Data Feeds must subscribe for the data by entering into a market data agreement with Bruce Holdings or a third party (collectively "Bruce ATS Market Data Subscribers"). Bruce ATS Market Data Subscribers include broker-dealers that also subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer. Each Bruce ATS Market Data Subscriber is subject to the same terms of use.

Bruce Holdings disseminates the Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers in one of two ways: i) directly from Bruce Holdings to the Bruce ATS Market Data Subscriber, or ii) indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. Bruce ATS Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from Bruce Holdings. For further information regarding market data dissemination, please see Part III, Item 15.

Additionally, the BDO provides its Subscribers with access to various data, including but not limited to, post-execution trade data files, fees/billing summaries, reference prices, that may include confidential trading information (CTI), via a third-party platform called Egnyte.

The BDO also provides non-subscribers with non-CTI, for example including but not limited to stock locate file, FIX specifications, etc. For more information see Part II, Item 6(b).

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the	◉ Yes ◯ No



same for all Subscribers and the Broker-Dealer Operator?

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

◉ Yes ○ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

As discussed in Part II, Item 5a, Bruce ATS Market Data Subscribers, who could include Bruce ATS Subscribers, must subscribe by entering into a market data agreement with Bruce Holdings or a third party. Bruce ATS Market Data Subscribers include broker-dealers that also subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer or Bruce ATS Subscriber. Bruce Holdings offers Bruce ATS Market Data Subscribers the option to receive Bruce ATS Market Data Feeds either directly from Bruce Holdings or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.



d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

Item 6: <u>Activities of Service Providers</u>

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	● Yes ○ No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	

The BDO has fully-dedicated personnel that support Bruce ATS. The BDO solely exists to support the ATS and has no other business lines besides the ATS.

Additional personnel that support the BDO are employed by either PEAK6 Services LLC or Apex Fintech Services LLC. Pursuant to services agreements between the BDO and PEAK6 Group LLC, PEAK6 Investments LLC, and PEAK6 Services LLC (collectively "PEAK6") as well as the BDO and Apex Fintech Solutions Inc. and Apex Fintech Services LLC (collectively "AFS"), PEAK6 and AFS personnel provide certain services to the BDO and Bruce ATS. These personnel provide services that include technology, compliance, finance, and legal, collectively "Shared Employees"). Shared Employees generally function in similar or equivalent capacities at PEAK6 or AFS as they do at the BDO. Shared Employees may have access to Subscriber Confidential Trading Information (see Part II, Item 7) in connection with their roles at Bruce ATS. All Shared Employees are subject to the written safeguards and written procedures to protect Subscriber Confidential Trading Information described in Part II, Item 7, and are not permitted to use Subscriber Confidential Trading Information that they have access to for unauthorized purposes.

The BDO maintains a fully-disclosed clearing agreement with Apex Clearing, an affiliate. Bruce ATS's clearing and settlement procedures are discussed in detail in Part III, Item 22.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	● Yes ○ No

> If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Nasdaq Execution Platform, also known as "Ocean," a service provided by Operations & Compliance
Network, LLC,. (together, "Ocean"), provides software and support services to the BDO that support the operations of Bruce ATS's Data Feeds, Order Book, and Matching Engine (Part III, Item 11). This includes the infrastructure and support services for the following items within Part III, all subject to the direction and oversight of the BDO:

Item 5 - Financial Information eXchange ("FIX") connectivity to Subscribers;
Item 10, 17, and 20 - The technical process of opening and closing of the ATS for regular hours, and in the event a system stoppage (e.g., for a regulatory trading halt, a triggered market-wide circuit breaker, or for an internal reason) is triggered;
Item 11 - Daily management of the ATS, including all the hardware and systems required for the operation of the ATS;
Item 15 - Display;
Item 21 - Trade reporting (done via an outsourcing arrangement with S3, discussed below in Part II, Item 7); and
Item 23 - Securities Information Processor ("SIP") feed handler software (CTA and UTP) that enables the ATS to consume market data.

Ocean also provides certain support services relating to the BDO's supervisory, compliance, surveillance, recordkeeping, and reporting obligations. The BDO remains responsible for decision making, oversight supervision, and compliance with regulatory requirements.

Pursuant to an agreement with Bruce Holdings, Nasdaq Data Business Inc. is a third party that facilitates market data dissemination on behalf of Bruce Holdings (refer to Part III, Items 15 and 23). Both Ocean and Nasdaq Data Business Inc. are affiliates of Nasdaq, Inc.

The BDO maintains a fully-disclosed clearing agreement with Apex Clearing. Bruce ATS's clearing and settlement procedures are discussed in detail in Part III, Item 22.

Additionally, the BDO provides its Subscribers with access to various data, including but not limited to, post-execution trade data files, fees/billing summaries, reference prices, that may include confidential trading information, via a third-party platform called Egnyte. Egnyte is a third-party service provider that offers a secure, fully encrypted Secure File Transfer Protocol

(SFTP) data file transfer solution for Bruce Subscribers and non-subscribers via a secure log-in. Egnyte does not have direct access to CTI. All Subscriber and non-subscribers' access to Egnyte is approved by the ATS Supervisor (or Series 24 delegate) and CCO. Subscribers and non-subscribers must opt-in to access Egnyte and maintain a secure log-in to the platform. Access to Egnyte will be reviewed quarterly as described in Part II, Item 7. Part (a).

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	⦿ Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	

As noted in response to Item 6(a), Apex Clearing is a service provider to Bruce ATS. Apex Clearing is an affiliate of the BDO and also a Subscriber and user of Bruce ATS.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	⦿ Yes ○ No